EXHIBIT 21.1

PRINCIPAL SUBSIDIARIES OF SAWAI PHARMACEUTICAL

Name	Jurisdiction of Incorporation or Formation
Medisa Shinyaku Inc.	Japan
Kaken Shoyaku Co., Ltd.	Japan
Sawai America Holdings INC.	United States
Sawai America, LLC	United States
Upsher-Smith Laboratories, LLC	United States
Sawai USA, Inc.	United States

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